SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

24 August 2011

COMMENCEMENT OF TENDER OFFER

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND ANNOUNCES A TENDER OFFER IN RESPECT OF ITS OUTSTANDING £75,000,000 13 3/8 PER CENT. UNSECURED PERPETUAL SUBORDINATED BONDS (ISIN: GB0000510312).

The Governor and Company of the Bank of Ireland (the "Bank") today announces that it has made an invitation to holders (the "13 3/8 Bondholders") of its £75,000,000 13 3/8 per cent. Unsecured Perpetual Subordinated Bonds (ISIN: GB0000510312) (the "13 3/8 Bonds") to tender their 13 3/8 Bonds for purchase by the Bank for cash (the "Offer"). The Offer is being made on the terms, and subject to the conditions, set out in the Tender Offer Memorandum dated 24 August 2011 (the "Tender Offer Memorandum") and is subject to the offer and distribution restrictions set out therein.

Copies of the Tender Offer Memorandum are available from the Information Agent at the contact details set out below. Capitalised terms used but not defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

Details of the Offer

The Bank is inviting 13 3/8 Bondholders to tender their 13 3/8 Bonds for purchase by the Bank for a total cash consideration of £40.20 per £100 in nominal amount of 13 3/8 Bonds purchased, consisting of a purchase price of £35 plus accrued and unpaid interest of £5.20.

The Offer commences today and is expected to expire at 4.00 p.m. (London time) on 22 September 2011. The Bank expects to publish the results of the Offer on 23 September 2011 and to settle the Offer on 26 September 2011.

The Offer is a voluntary offer, and 13 3/8 Bondholders are under no obligation to participate.

13 3/8 Bondholders are recommended to read the Tender Offer Memorandum, including the factors described in the section headed "Risk Factors and Other Considerations" set out therein, carefully for full details of the Offer before deciding whether or not to participate.

Rationale for the Offer

On 31 March 2011, the Central Bank of Ireland announced an increase in the level of capital that specified Irish financial institutions are required to hold to help them absorb any future losses. The Bank was mandated by the Central Bank of Ireland to raise €4.2 billion in core tier 1 capital and €1.0 billion in contingent capital in order to satisfy such requirements.

On 8 June 2011, the Bank launched an offer (the "Original Offer") in respect of a number of its outstanding subordinated liabilities which form part of its capital structure, including the 13 3/8 Bonds, as part of a range of proposals to generate the required additional core tier 1 capital. During the course of the Original Offer, it became apparent that many 13 3/8 Bondholders were experiencing unique difficulties in participating in the Original Offer. The Bank therefore announced on 28 June 2011 that it was terminating the Original Offer in respect of the 13 3/8 Bonds, and that it intended to put a revised offer to the 13 3/8 Bondholders in order to enable 13 3/8 Bondholders who had been considering participating another opportunity to transfer their 13 3/8 Bonds to the Bank. The Offer is that revised offer.

The 13 3/8 Bonds form part of the capital structure of the Bank. The overall capital requirement for the Bank and the Bank and its subsidiaries taken as a whole is supervised by the Central Bank of Ireland.  The 13 3/8 Bonds currently trade at a significant discount to their nominal value. The Bank is seeking to generate core tier 1 capital by purchasing the 13 3/8 Bonds at a discount to their par value.

For further information:

Brian Kealy
Head of Capital Management
Tel. +353 76 623 4719

Colin Reddy
Capital Management
Tel. +353 76 623 4722

INFORMATION AGENT	RECEIVING AGENT	REGISTRAR
Lucid Issuer Services Limited 436 Essex Road London N1 3QP United Kingdom Tel: +44 20 7704 0880 Fax: +44 20 7067 9098 Attention: Yves Theis, Sunjeeve Patel email: boi@lucid-is.com	Capita Registrars Limited Corporate Actions The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom Telephone: 0871 664 0321/+44 20 8639 3399* Attention: Corporate Actions	Capita Registrars Limited Northern House Woodsome Park Fenay Bridge Huddesfield HD8 0GA Attention: Corporate Actions

DEALER MANAGERS
Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom Tel: +44 20 7883 8763 Attention: Liability Management Group email: liability.management@credit-suisse.com	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Tel: +44 20 7545 8011 Attention: Liability Management Group email: liability.management@db.com	UBS Limited One Finsbury Avenue London EC2M 2PP United Kingdom Tel: +44 20 7567 0525 Attention: Liability Management Group email: OL-Liability-Management@ubs.com

* The telephone number of the Receiving Agent is 0871 664 0321 or, if calling from overseas, +44 20 8639 3399. Calls to the 0871 664 0321 number cost 10 pence per minute from a BT landline. Other network providers' costs may vary. Lines are open 9.00 am to 5.00 pm (London time) Monday to Friday (except UK public holidays). Calls to the helpline from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice.

OFFER RESTRICTIONS

This announcement does not constitute an offer of any securities or an invitation to participate in any transaction for any purpose.

The Tender Offer Memorandum does not constitute an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.  The distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession the Tender Offer Memorandum comes are required by each of the Bank, the Dealer Managers, the Information Agent, the Receiving Agent and the Registrar to inform themselves about, and to observe, any such restrictions.

United Kingdom

13 3/8 Bondholders located in the United Kingdom are eligible to participate in the Offer.

Italy

If a 13 3/8 Bondholder is located in Italy, it may only participate in the Offer if it is either (i) tendering 13 3/8 Bonds having a nominal amount equivalent to at least €50,000 or (ii) a qualified investor (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

General

Where 13 3/8 Bondholders are present or resident in a jurisdiction other than those referred to above, participation in the Offer may be restricted by the laws and regulations of such jurisdiction. 13 3/8 Bondholders should inform themselves as to whether any such restrictions apply to them and must observe such restrictions.

Note:

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document").  Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document.  No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  24 August, 2011